Contacts:
Mark Deep	Peter Cauley	Stacey Holifield
Sr. Director of Marketing	Chief Financial Officer	Sr. Account Executive
DataMirror Corporation	DataMirror Corporation	Brodeur Worldwide
905-415-0310 ext. 121	905-415-0310 ext. 271	617-587-2026
mdeep@datamirror.com	pcauley@datamirror.com	sholifield@brodeur.com

Booth #302

DataMirror Showcases Integration Suite 2005 at TDWI Fall

   End-to-End Data Integration Solution Solves Critical Real-Time Data Warehousing and
Business Intelligence Infrastructure Challenges

ORLANDO, FLORIDA – (November 1, 2004) – DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of real-time, secure data integration solutions, is showcasing Integration Suite 2005, DataMirror’s new, end-to-end solution for solving real-time data integration challenges, at the TDWI World Fall Conference, October 31st through November 5th in Orlando, FL. Attendees are invited to get a first-hand introduction to Integration Suite at booth 302.

Addressing real-time data integration challenges across a breadth of relational databases and disparate computing platforms, DataMirror Integration Suite 2005 combines market-leading integration technology with unparalleled global services to provide an underlying infrastructure required for successful data integration deployments. This infrastructure is increasingly critical in supporting the real-time data warehousing and business intelligence infrastructure requirements found in a majority of today’s companies.

“As companies look to expand the levels of insight achievable within their enterprise and maximize the value of their data warehouses, they require a comprehensive solution with robust, real-time data integration capabilities that ensures higher levels of availability and performance—two distinct advantages of Integration Suite 2005,” states Nigel Stokes, CEO, DataMirror.

Integration Suite 2005 offers a single solution for today’s business intelligence and data warehousing needs by bringing together proven products, including DataMirror’s flagship data integration software solution—Transformation Server® 5.2. By delivering these products in an easy to implement and administer solution, DataMirror customers are increasing productivity levels through reduced deployment time and costs. Integration Suite encompasses virtually every kind of integration technology—spanning mainframes, midrange servers, and mobile devices. More information on Integration Suite can be found at http://www.datamirror.com/products/integrationsuite/.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of software solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror provides the live, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.